                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                                  ------------

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-15194

                               dated October 4, 2002

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact Name of Registrant as Specified in its Charter)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                 (Translation of Registrant's Name into English)

              Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                         05804-900 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]

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                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: /S/ Luis Felipe P. Dutra Leite

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements  contained in this press  release may contain  information,  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

--------------------------------------------------------------------------------

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only  operations  with  securities and  derivatives  were those  presented  below,  in  compliance  with  Article 11 - CVM  Instruction  #
358/2002.(1)

--------------------------------------------------------------------------------------------------------------------------------
Company Name:  Companhia de Bebidas das Americas - AmBev
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 (X) Management            ( )                          ( )
     Persons             Board of Directors                             Audit Committee    Technical and Consulting Committees

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                        Initial Balance
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                Quantity                      %
   Derivatives                 Securities Characteristics (2)

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type      Total
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                               43,815,000       0.2774             0.1134
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             634,758,601       2.7810             1.6435
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
    Subs Bonus                             Common                                   40,198       0.0283             0.0099
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
    Subs Bonus                           Preferred                                 777,145       0.2956             0.1919
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                    Operations in the Month
--------------------------------------------------------------------------------------------------------------------------------

   Securities /          Stock
   Derivatives      Characteristics                                                                                 Volume
                          (2)             Intermediary      Operation          Day     Quantity       Price        (R$) (3)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Stocks           Preferred        Directly with the         Sell         30           100,000   441.57          44,157.00
                                             Company
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                              Total (Sell)                  100,000                   44,157.00
                                                            --------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
--------------------------------------------------------------------------------------------------------------------------------
   Securities /                  Stock Characteristics (2)                    Quantity                      %
   Derivatives
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type      Total
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                               43,815,000       0.2774             0.1134
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             634,658,601       2.7805             1.6433
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Subs Bonus                                 Common                                   40,198       0.0283             0.0099
                                                                          ------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Subs Bonus                               Preferred                                 777,145       0.2956             0.1919
--------------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.
(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.

  CONSOLIDATED FORM Management and Related Persons' Negotiation of Securities
         Issued by the Company Article 11 - CVM Instruction # 358/2002

In September 2002, the only  operations  with  securities and  derivatives  were those  presented  below,  in  compliance  with  Article 11 - CVM  Instruction  #
358/2002.(1)

--------------------------------------------------------------------------------------------------------------------------------
Company Name:  Companhia de Bebidas das Americas - AmBev
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Group and Related               (X)                 ( ) Management            ( )                          ( )
     Persons             Board of Directors                             Audit Committee    Technical and Consulting Committees

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                        Initial Balance
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   Securities/                                                             Quantity                         %
   Derivatives              Securities Characteristics (2)

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Same Class and         Total
                                                                                                  Type
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                            Common                              11,934,618,176      75.5551            30.9021
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                           Preferred                               927,956,107       4.0655            2.4027
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
    Subs Bonus                          Common                                  43,447,200      30.5882            10.7295
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
    Subs Bonus                         Preferred                                21,360,845       8.1253            5.2752
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                    Operations in the Month
--------------------------------------------------------------------------------------------------------------------------------

   Securities /          Stock
   Derivatives      Characteristics                                                                                 Volume
                          (2)             Intermediary      Operation          Day     Quantity       Price        (R$) (3)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Stocks             Common             Bradesco               Buy         25            40,000   378.75          15,150.00
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Stocks             Common             Bradesco               Buy         30           310,000   384.00         119,040.00
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                               Total (Buy)                  350,000                  134,190.00
                                                            --------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
--------------------------------------------------------------------------------------------------------------------------------
   Securities /                Stock Characteristics (2)                   Quantity                         %
   Derivatives
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Same Class and         Total
                                                                                                  Type
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                            Common                              11,934,968,176      75.5573            30.9030
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                           Preferred                               927,956,107       4.0655            2.4027
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Subs Bonus                              Common                                  43,447,200      30.5882            10.7295
                                                                     -----------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Subs Bonus                             Preferred                                21,360,845       8.1253            5.2752
--------------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.
(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only  operations  with  securities and  derivatives  were those  presented  below,  in  compliance  with  Article 11 - CVM  Instruction  #
358/2002.(1)

--------------------------------------------------------------------------------------------------------------------------------
Company Name:  Companhia de Bebidas das Americas - AmBev
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 ( ) Management            (X)                          ( )
     Persons             Board of Directors                             Audit Committee    Technical and Consulting Committees

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                        Initial Balance
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   Securities/                                                             Quantity                         %
   Derivatives              Securities Characteristics (2)

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Same Class and         Total
                                                                                                  Type
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                            Common                                      49,725       0.0003            0.0001
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                           Preferred                                     2,525       0.0000            0.0000
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   Securities /                Stock Characteristics (2)                   Quantity                         %
   Derivatives
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Same Class and         Total
                                                                                                  Type
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                            Common                                      49,725       0.0003            0.0001
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
      Shares                           Preferred                                     2,525       0.0000            0.0000
--------------------------------------------------------------------------------------------------------------------------------

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.
(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.